SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13D - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. 6)*
Oramed Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
68403P203
(CUSIP Number)
December 31, 2015
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Regals Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,880,138

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,880,138

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,880,138

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.9%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Regals Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,880,138

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,880,138

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,880,138

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.9%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David M. Slager

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Dutch

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,880,138

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,880,138

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,880,138

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.9%

12.	TYPE OF REPORTING PERSON

IN

Item 1(a).	Name of Issuer:
Oramed Pharmaceuticals, Inc. (the "Issuer").
Item 1(b).	Address of Issuer's Principal Executive Offices:
Hi-Tech Park 2/4
Givat-Ram
PO Box 39098
Jerusalem 91390 Israel

Item 2(a).	Name of Persons Filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):
i)	Regals Capital Management LP ("Regals Management"), which serves as investment manager to Regals Fund LP ("Regals Fund") with respect to the shares of Common Stock (as defined in Item 2(d) below) directly owned by Regals Fund;
ii)	Regals Fund; and
iii)            David M. Slager ("Mr. Slager").
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of Regals Management, Regals Fund and Mr. Slager is 152 West 57th Street, 9th Floor, New York, New York 10019.
Item 2(c).	Citizenship:
i)	Regals Management is a Delaware limited partnership;
ii)	Regals Fund is a Delaware limited partnership; and
iii)            Mr. Slager is a citizen of the Netherlands.
Item 2(d).	Title of Class of Securities:
Common Stock (the "Common Stock")
Item 2(e).	CUSIP Number:
68403P 20 3
Item 3.          If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
This Item 3 is not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer.
(a)	Amount beneficially owned:
As of the close of business on December 31, 2015, the Reporting Persons may be deemed to have  beneficially owned 1,880,138 Common Stock, including 426,500 shares underlying currently exercisable options and 266,815 shares underlying currently exercisable warrants.
(b)	Percent of class:
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 11,572,809 Common Stock outstanding as of November 30, 2015, which is the total number of Common Stock outstanding as reported in the Issuer's 10-Q Quarterly Report filed on January 1, 2016. As of the close of business on December 31, 2015, the Reporting Persons may be deemed to have beneficially owned approximately 15.9% of the outstanding Common Stock.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
See Cover Pages Items 5-9.
(ii)	Shared power to vote or to direct the vote
See Cover Pages Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of
See Cover Pages Items 5-9.
(iv)	Shared power to dispose or to direct the disposition of
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A.

Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Date: February 16, 2016	REGALS CAPITAL MANAGEMENT LP By: Regals Capital Holdings LLC, its general partner
By: /s/ David M. Slager Name: David M. Slager Title: Managing Member
Date: February 16, 2016	REGALS FUND LP By: Regals Fund GP LLC, its general partner
By: /s/ David M. Slager Name: David M. Slager Title: Managing Member
Date: February 16, 2016	DAVID M. SLAGER
By: /s/ David M. Slager Name: David M. Slager

EXHIBIT INDEX
Ex.	Page No.
A. Joint Filing Agreement, dated as of February 16, 2016 by and among Regals Capital Management LP, Regals Fund LP and David Slager	10

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.012 per share, of Oramed Pharmaceuticals, Inc., dated as of February 16, 2016 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Date: February 16, 2016	REGALS CAPITAL MANAGEMENT LP By: Regals Capital Holdings LLC, its general partner
By: /s/ David M. Slager Name: David M. Slager Title: Managing Member
Date: February 16, 2016	REGALS FUND LP By: Regals Fund GP LLC, its general partner
By: /s/ David M. Slager Name: David M. Slager Title: Managing Member
Date: February 16, 2016	DAVID M. SLAGER
By: /s/ David M. Slager Name: David M. Slager